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                               March 14, 2022

       Christopher R. Drewry, Esq.
       Latham & Watkins LLP
       330 North Wabash Avenue
       Suite 2800
       Chicago, IL 60611

                                                        Re: Kohl's Corporation
                                                            PREC14A filed by
Kohl's Corporation
                                                            Filed March 7, 2022
                                                            File No. 001-11084

       Dear Mr. Drewry:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PREC14A filed March 7, 2022

       Questions and Answers About the Meeting and Voting, page 16

   1.                                                   We note the statement
on page 16 that    your completed proxy gives authority to Jason
                                                        Kelroy and Elizabeth
McCright to vote your shares on such matters at their discretion.
                                                        Related disclosure
appears on page 17. However, the form of proxy does not appear to grant discretionary
authority. Please advise or revise.
   2. Please disclose here that the record date has been set as March 7, 2022. Please also do so on page 21.
       Security Ownership of Certain Beneficial Owners, Directors and Management, page 85

   3. Please note that disclosure in this section must be fully current, and please ensure the accuracy of ownership
calculations.
 Christopher R. Drewry, Esq.
330 North Wabash Avenue
March 14, 2022
Page 2
Information Regarding Ownership of the Companys Securities by Participants, page 91

4.       Please note that disclosure in this section must be fully current.
General

5. Please fill in the blanks in the proxy statement. Information that is subject to change may be bracketed to indicate it is preliminary.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to David Plattner at 202-551-8094.



FirstName LastNameChristopher R. Drewry, Esq.                   Sincerely,
Comapany Name330 North Wabash Avenue
                                                                Division of
Corporation Finance
March 14, 2022 Page 2                                           Office of
Mergers and Acquisitions
FirstName LastName